SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              SCHEDULE 13D
               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           JUNGLE STREET, INC.
                            (Name of Issuer)

                COMMON STOCK, par value $.001 per share
                     (Title of Class of Securities)

                              48186 P 208
                             (CUSIP Number)

                        Jeffrey M. Jones, Esq.
                   DURHAM, EVANS, JONES & PINEGAR, P.C.
                 50 South Main Street, 850 Key Bank Tower
                      Salt Lake City, Utah  84144
                       TELEPHONE: (801) 538-2424
            (Name, Address, and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                               March 17, 1997
                      (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                SCHEDULE 13D



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1.  NAME OF REPORTING PERSON                               Donald A. Wright
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                      (a) [ ]
    GROUP                                                           (b) [X]
---------------------------------------------------------------------------
3.  SEC USE ONLY
---------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                      PF
---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                    [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.
---------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                      3,236,460
SHARES            ---------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY          ---------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                 3,236,460
REPORTING          ---------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       3,236,460
     EACH REPORTING PERSON
---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                           [ ]
     (11) EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        22.1%
     ROW (11)
---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           IN
---------------------------------------------------------------------------

                               SCHEDULE 13D


---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONNick A.Gerde
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                      (a) [ ]
    GROUP                                                           (b) [X]
---------------------------------------------------------------------------
3.  SEC USE ONLY
---------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                      PF
---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                    [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.
---------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                        886,458
SHARES            ---------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                      900,000
OWNED BY          ---------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                   886,458
REPORTING          ---------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                 900,000
---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       1,786,458
     EACH REPORTING PERSON
---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                           [ ]
     (11) EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        12.2%
     ROW (11)
---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            IN
---------------------------------------------------------------------------

                              SCHEDULE 13D


---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONRoger P. Vallo
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                      (a) [ ]
    GROUP                                                           (b) [X]
---------------------------------------------------------------------------
3.  SEC USE ONLY
---------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                      PF
---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                    [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.
---------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                      1,036,458
SHARES            ---------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY          ---------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                 1,036,458
REPORTING          ---------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       1,036,458
     EACH REPORTING PERSON
---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                           [ ]
     (11) EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                         7.1%
     ROW (11)
---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            IN
---------------------------------------------------------------------------

                               SCHEDULE 13D


---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                               Donald B. Cotton
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                      (a) [ ]
    GROUP                                                           (b) [X]
---------------------------------------------------------------------------3.
SEC USE ONLY
---------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                      PF
---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                    [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.
---------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                      1,036,458
SHARES            ---------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY          ---------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                 1,036,458
REPORTING          ---------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       1,036,458
     EACH REPORTING PERSON
---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                           [ ]
     (11) EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                         7.1%
     ROW (11)
---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            IN
---------------------------------------------------------------------------

                           SCHEDULE 13D

---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONRobert Smith
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                      (a) [X]
    GROUP                                                           (b) [ ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
---------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                      PF
---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                    [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.
---------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                      1,068,958
SHARES            ---------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY          ---------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                 1,068,958
REPORTING          ---------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       1,068,958
     EACH REPORTING PERSON
---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                           [ ]
     (11) EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                         7.3%
     ROW (11)
---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            IN
---------------------------------------------------------------------------

                               SCHEDULE 13D


---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                     Allen Dahl
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                      (a) [ ]
    GROUP                                                           (b) [X]
---------------------------------------------------------------------------
3.  SEC USE ONLY
---------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                      PF
---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                    [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.
---------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                      1,379,783
SHARES            ---------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY          ---------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                 1,379,783
REPORTING          ---------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       1,379,783
     EACH REPORTING PERSON
---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                           [ ]
     (11) EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                         9.4%
     ROW (11)
---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            IN
---------------------------------------------------------------------------

     ITEM 1.  SECURITY AND ISSUER.

     This Joint Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $0.001 per share, of Jungle Street, Inc., a Utah corporation (the "Company"). The address of the Company's principal executive offices is 215 Yakima Street, Wenatchee, Washington, 98801.

     ITEM 2.  IDENTITY AND BACKGROUND.

     This Joint Statement is filed on behalf of the following individuals:
Donald A. Wright, ("Mr. Wright"), Nick A. Gerde ("Mr. Gerde"), Roger P. Vallo ("Mr. Vallo"), Donald B. Cotton ("Mr. Cotton"), Robert Smith ("Mr. Smith") and Allen Dahl ("Mr. Dahl") (each, a "Reporting Person," and collectively, the "Reporting Persons").

Mr. Wright
----------

     (b)     Mr. Wright's address is 150 Manhattan Square, East Wenatchee,
Washington.

     (c) Mr. Wright's present principal occupation is President of Pacific Aerospace & Electronics, Inc. ("PAE"), a Washington corporation engaged in the business of manufacturing electronic and aerospace components. The address of PAE is 434 Olds Station Road, Wenatchee, Washington, 98801.

     (d)-(e) During the last five years, Mr. Wright has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)     Mr. Wright is a citizen of the United States.

Mr. Gerde
-------------

     (b)     Mr. Gerde's address is 1906 Rockland Drive, Wenatchee,
Washington.

     (c)     Mr. Gerde's present principal occupation is Vice
President-Finance, Chief Financial Officer and Treasurer of PAE.

     (d)-(e) During the last five years, Mr. Gerde has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)     Mr. Gerde is a citizen of the United States.

Mr. Vallo
____________

     (b)     Mr. Vallo's address is 12821 127th Avenue, SE, Snohomish,
Washington.

     (c) Mr. Vallo's present principal occupation is President and Chief Executive Officer of Prudential Preferred Properties in Everett, Washington. Prudential Preferred Properties is engaged in the business of real estate sales. Its address is 2709 Colby Ave., No. 1101, Everett, Washington, 98201.

     (d)-(e) During the last five years, Mr. Vallo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)     Mr. Vallo is a citizen of the United States.

Mr. Cotton
---------------

     (b)     Mr. Cotton's address is 538 Timber Ridge Drive, Trophy Club,
Texas.

     (c) Mr. Cotton's present principal occupation is self-employed consultant. His principal business address is 538 Timber Ridge Drive, Trophy Club, Texas.

     (d)-(e) During the last five years, Mr. Cotton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)     Mr. Cotton is a citizen of the United States.

Mr. Smith
---------------

     (b) Mr. Smith's address is 2008 Grand Ave., Apt 201, Everett, Washington, 98201.

     (c)     Mr. Smith is retired.

     (d)-(e) During the last five years, Mr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)     Mr. Smith is a citizen of the United States.

Mr. Dahl
---------------

     (b) Mr. Dahl's address is 7300 Madrona Drive N.E., Bainbridge Island, Washington.

     (c)     Mr. Dahl is a retired physician.

     (d)-(e) During the last five years, Mr. Dahl has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)     Mr. Dahl is a citizen of the United States.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement is being filed to reflect the acquisition by the Reporting Persons of beneficial ownership of an aggregate of 3,968,750 shares (the "Shares") of the Company's Common Stock in connection with the execution by the Reporting Persons of: (i) a Stock Purchase Agreement by and among Mark D. Hamilton and Lori A. Hamilton, as sellers, and the Reporting Persons, as purchasers, dated as of March 7, 1997, with respect to the sale of 1,984,375 shares of Common Stock; and (ii) a Stock Purchase Agreement by and among Charles D. DeJong and Karen A. DeJong, as sellers, and the Reporting Persons, as purchasers, dated as of March 7, 1997, with respect to the sale of 1,984,375 shares of Common Stock(together, the "Purchase Agreements").

      By verbal agreement among the Reporting Persons, responsibility for payment for the Shares, and ownership interest in the Shares, was divided equally among the Reporting Persons subsequent to closing of the Purchase Agreements as follows: Mr. Wright--661,460; Mr. Gerde--661,458; Mr. Vallo--661,458; Mr. Cotton--661,458; Mr. Smith--661,458; Mr. Dahl--661,458.
Accordingly, each Reporting Person acquired sole beneficial ownership of the number of shares assigned to him (his "Individual Shares"). No Reporting Person shares voting or investment power with any other Reporting Person with respect to his Individual Shares.

     Each Purchase Agreement provides that in consideration for the sale of 1,984,375 shares, Purchasers will pay Thirty-five Thousand dollars ($35,000, or $0.02 per share), representing an aggregate purchase price of $70,000 for all 3,968,750 Shares acquired by the Reporting Persons. Payment of the purchase price under each Purchase Agreement was as follows: earnest money payment of $5,000 upon execution of the Agreement; a $5,000 payment on March 17, 1997, the date of closing, and delivery to sellers under each Purchase Agreement of a non-interest bearing promissory note in the amount of $25,000, signed by each of the Reporting Persons, payable in full on or before June 1, 1997.

     As additional consideration for the Shares, the Reporting Persons agreed, jointly and severally, to guarantee payment of, and/or to indemnify, defend, and hold the sellers harmless, from all financial obligations of the Company for which the sellers are guarantor or otherwise have personal liability.

     The funds used by the Reporting Persons to make the payments described above were personal funds of the purchasers. No part of the purchase price represented funds borrowed by the Reporting Persons for the purpose of acquiring the Shares.

     ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Shares for investment purposes.

     Until they resigned in December 1996, the selling parties pursuant to the Stock Purchase Agreements held positions of management and control over the Company and its wholly-owned subsidiary, Televar Northwest, Inc. ("Televar"). Charles D. DeJong was employed by the Company and by Televar as Chief Executive Officer, and served as Chairman of the Board of Directors of both companies, until the date of his voluntary resignation from those positions on December 16, 1996. Mark D. Hamilton was employed by the Company and by Televar as President, and served as a director of both companies, until the date of his voluntary resignation on December 16, 1996. Effective December 16, 1996, the Board of Directors of the Company appointed Gregory K. Martin, formerly Televar's Vice President of Operations, as President of the Company and Televar.

     Concurrently with the closing of the Stock Purchase Agreements on March 17, 1997, the Company and Televar entered into Release and Indemnity Agreements (the "Release Agreements") with the Sellers (Messrs. DeJong and Hamilton). Pursuant to the Release Agreements, the parties mutually released each other from any and all claims, liabilities and causes of action resulting from or arising out of the parties' relationship as employer and employee, company and shareholder, or director and officer. As additional consideration for the release entered into by Sellers, the Company agreed to pay to each Seller $25,000, evidenced by an unsecured, non-interest bearing promissory note, payable in full on or before March 1, 1999. The Company also agreed to discharge, indemnify and hold harmless Sellers from any financial obligations of the Company to which Sellers were guarantors or otherwise had personal liability.

     Other than as noted above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer or a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     Any action similar to those enumerated above.


     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Mr. Wright
----------------

     (a)     Mr. Wright beneficially owns 3,236,460 shares of the Company's

Common Stock, which constitutes 22.1% of the shares reported by the Company to be issued and outstanding as of October 11, 1996.

     (b) Mr. Wright has the sole power to vote and to dispose of all 3,236,460 shares of the Company's Common Stock owned by him.

     (c) Within the past 60 days, the only transaction effected by Mr. Wright in the Company's equity securities was the acquisition of his Individual Shares pursuant to the Purchase Agreements, as described in Item 3 herein.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Wright.

     (e)     Not applicable.

Mr. Gerde
---------------

     (a) Mr. Gerde beneficially owns 1,786,458 shares of the Company's Common Stock, which constitutes 12.2% of the shares reported by the Company to be issued and outstanding as of October 11, 1996.

     (b) Mr. Gerde has the sole power to vote and to dispose of 886,458 shares of the Company's Common Stock beneficially owned by him. Mr. Gerde shares with his wife, as joint owner, the power to vote and to dispose of the balance of 900,000 shares beneficially owned by him.

     (c) Within the past 60 days, the only transaction effected by Mr. Gerde in the Company's equity securities was the acquisition of his Individual Shares pursuant to the Purchase Agreements, as described in Item 3 herein.

     (d) Mr. Gerde shares the power to direct the receipt of dividends from, or the proceeds from the sale of, the 900,000 shares which he owns jointly with his wife.

     (e)     Not applicable.

Mr. Vallo
--------------

     (a) Mr. Vallo beneficially owns 1,036,458 shares of the Company's Common Stock, which constitutes 7.1% of the shares reported by the Company to be issued and outstanding as of October 11, 1996.

     (b) Mr. Vallo has the sole power to vote and to dispose of all 1,036,458 shares of the Company's Common Stock owned by him.

     (c) Within the past 60 days, the only transaction effected by Mr. Vallo in the Company's equity securities was the acquisition of his Individual Shares pursuant to the Purchase Agreements, as described in Item 3 herein.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Vallo.

     (e)     Not applicable.

Mr. Cotton
----------------

     (a) Mr. Cotton beneficially owns 1,036,458 shares of the Company's Common Stock, which constitutes 7.1% of the shares reported by the Company to be issued and outstanding as of October 11, 1996.

     (b) Mr. Cotton has the sole power to vote and to dispose of all 1,036,458 shares of the Company's Common Stock owned by him.

     (c) Within the past 60 days, the only transaction effected by Mr. Cotton in the Company's equity securities was the acquisition of his Individual Shares pursuant to the Purchase Agreements, as described in Item 3 herein.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Cotton.

     (e)     Not applicable.

Mr. Smith
---------------

     (a) Mr. Smith beneficially owns 1,068,958 shares of the Company's Common Stock, which constitutes 7.3% of the shares reported by the Company to be issued and outstanding as of October 11, 1996.

     (b) Mr. Smith has the sole power to vote and to dispose of all 1,068,958 shares of the Company's Common Stock owned by him.

     (c) Within the past 60 days, the only transaction effected by Mr. Smith in the Company's equity securities was the acquisition of his Individual Shares pursuant to the Purchase Agreements, as described in Item 3 herein.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Smith.

     (e)     Not applicable.

Mr. Dahl
----------------

     (a)     Mr. Dahl beneficially owns 1,379,783 shares of the Company's

Common Stock, which constitutes 9.4% of the shares reported by the Company to be issued and outstanding as of October 11, 1996.

     (b) Mr. Dahl has the sole power to vote and to dispose of all 1,379,783 shares of the Company's Common Stock owned by him.

     (c) Within the past 60 days, the only transaction effected by Mr. Dahl in the Company's equity securities was the acquisition of his Individual Shares pursuant to the Purchase Agreements, as described in Item 3 herein.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Dahl.

     (e)     Not applicable.

     ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS                     WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the agreements reflected in the Purchase Agreements, and the verbal agreement among the Reporting Persons to equally distribute the acquired Shares among themselves, all as described in Item 3 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between such Reporting Persons and any other person, with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following are filed herewith as exhibits to this Joint Statement:

     Exhibit 1:     Joint Filing Agreement pursuant to Rule 13d-1(f).

     Exhibit 2: Stock Purchase Agreement between Mark D. Hamilton and Lori A. Hamilton, as sellers, and the Reporting Persons, as buyers, dated as of March 7, 1997.

     Exhibit 3: Stock Purchase Agreement between Charles D. DeJong and Karen A. DeJong, as sellers, and the Reporting Persons, as buyers, dated as of March 7, 1997.

     Exhibit 4: Promissory Note dated March 17, 1997 in the principal amount of $25,000, payable by the Reporting Persons to Charles D. DeJong and Karen A. DeJong.

     Exhibit 5: Promissory Note dated March 17, 1997 in the principal amount of $25,000, payable by the Reporting Persons to Mark D. Hamilton and Lori A. Hamilton.

     Exhibit 6:     Release and Indemnity Agreement dated as of March
                    17, 1997, by and between Mark D. Hamilton, the Company, and the Company's wholly-owned subsidiary,
                    Televar Northwest, Inc.

     Exhibit 7: Release and Indemnity Agreement dated as of March 17, 1997, by and between Charles D. DeJong, the Company, and the Company's wholly-owned subsidiary, Televar Northwest, Inc.

                                 SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

     Dated: March 26, 1997

                                    /s/ Donald A. Wright
                                   -------------------------------
                                   Donald A. Wright

                                   /s/ Nick A. Gerde
                                   -------------------------------
                                   Nick A. Gerde

                                   /s/ Roger P. Vallo
                                   -------------------------------
                                   Roger P. Vallo

                                   /s/ Donald B. Cotton
                                   -------------------------------
                                   Donald B. Cotton

                                   /s/ Robert Smith
                                   -------------------------------
                                   Robert Smith

                                   /s/ Allen Dahl
                                   -------------------------------
                                   Allen Dahl

                                                                  Exhibit 1
                            JOINT FILING AGREEMENT


     This AGREEMENT is dated as of March 25, 1997, among Donald A. Wright, Nick A. Gerde, Roger P. Vallo, Donald B. Cotton, Robert Smith and Allen Dahl.

                             W I T N E S S E T H:

     WHEREAS, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934 (the "Act"), only one Statement and any amendments thereto need be filed whenever two or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of them.

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

     Donald A. Wright, Nick A. Gerde, Roger P. Vallo, Donald B. Cotton, Robert Smith and Allen Dahl do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file a Statement on Schedule 13D relating to their ownership of the Common Stock of Jungle Street, Inc., a Utah corporation, and do hereby further agree that said Statement shall be filed on behalf of each of them.

                                          /s/ Donald A. Wright
                                          -----------------------------
                                          Donald A. Wright

                                          /s/ Nick A. Gerde
                                          -----------------------------
                                          Nick A. Gerde

                                          /s/ Roger P. Vallo
                                          -----------------------------
                                          Roger P. Vallo

                                          /s/ Donald B. Cotton
                                          -----------------------------
                                          Donald B. Cotton

                                          /s/ Robert Smith
                                          -----------------------------
                                          Robert Smith

                                          /s/ Allen Dahl
                                          -----------------------------
                                          Allen Dahl

                                                                 Exhibit 2
                         STOCK PURCHASE AGREEMENT

     THIS AGREEMENT ("Agreement") is entered into as of this 7th day of MARCH, 1997, by and between MARK D. HAMILTON and LORI A. HAMILTON, husband and wife (the "Shareholder"), and DONALD WRIGHT, a married man, NICK GERDE, a married man, ROGER VALLO, a married man, DONALD COTTON, a married man, ROBERT SMITH, a married, and ALLEN DAHL, a married man (collectively, the "Purchaser"). The obligations of the individuals comprising the Purchaser hereunder are joint and several.

                                 Recitals

     A. The Shareholder is the owner of record of a total 2,134,375 shares of common stock of Jungle Street, Inc., a Utah corporation, the parent company of Televar Northwest, Inc., a Washington corporation (collectively, the "Company").

     B. The Shareholder has agreed to sell 1,984,375 of such shares (the "Shares") to the Purchaser, subject to the terms and conditions of this Agreement. The Shareholder shall retain ownership of One Hundred Fifty Thousand (150,000) shares of common stock in the Company.

                                 Agreement

     THEREFORE, in consideration for the foregoing and the following terms and conditions, the parties hereto agree as follows:

     1. Purchase Price. In consideration of such Shares, the Purchaser shall pay Thirty Five Thousand Dollars ($35,000) to the Shareholder. A nonrefundable earnest money payment of Five Thousand Dollars ($5,000) shall be paid upon delivery of a copy of this Agreement, signed by Shareholder, to Nick Gerde, a member of the purchasing group. The balance of Thirty Thousand Dollars ($30,000) shall be payable by Purchaser, jointly and severally, as follows: Purchaser shall make an additional payment of Five Thousand Dollars ($5,000) at Closing, as hereafter defined. The remaining balance of Twenty Five Thousand Dollars ($25,000) shall be evidenced by a non-interest bearing promissory note signed by the Purchaser, payable in full on or before June 1, 1997 (the "Promissory Note").

     2. Indemnity and Hold Harmless. As additional consideration for the Shares, the Purchaser hereby agrees, jointly and severally, to guarantee payment of, and/or to indemnify, defend, and hold the Shareholder harmless from and against, all financial obligations of the Company for which the Shareholder is a guarantor or otherwise has personal liability, including, without limitation, all state and federal taxes, equipment leases, promissory notes, trade payables, and stock purchase agreements reflected on the balance sheet of the Company as of Closing (the "Obligations"). The Shareholder hereby represents, to the best of his knowledge, that there are no Obligations other than those disclosed in SEC reports or the books and records of the Company. In the event legal counsel is required to defend Shareholder against collection of one or more of the Obligations, Purchaser agrees to retain counsel mutually acceptable to the parties and to pay for such defense through trial and any appeal.

     3. Mutual Release. The Shareholder and the Purchaser do hereby forever release and discharge each other from any and all claims, liabilities, and causes of action, both known and unknown, existing or hereafter arising, which result from or arise out of the parties' current or former relationship as shareholders, directors, officers, or employees of the Company; provided, however, that this release shall not extend to any breach of fiduciary duty in the future, any defamatory statements by either party regarding the other, any false or misleading employment references regarding Shareholder made by the Purchaser following the date of this Agreement, any breach of this Agreement by either party, or any failure to pay the Promissory Note when due. Each party hereby agrees to formally dismiss all actions, if any, that have been filed against the other party with any court or other governmental authority within five (5) business days of Closing and shall provide proof thereof to the other party.

     4. Representations and Warranties. The Shareholder represents and warrants that he is the owner of record of the Shares, that he possess all right, title and authority to sell and transfer the Shares to the Purchaser, and that the Shares will be transferred to Purchaser free and clear of all claims, liens or encumbrances of any kind whatsoever. At Closing, Purchaser and the Shareholder shall execute appropriate documentation containing the necessary representations and warranties so that the sale and transfer of the Shares to the Purchaser is exempt from registration under the federal securities laws in accordance with section 4(1) and 4(2) of the Securities Act of 1933, as amended, and under similar provisions of the Washington Securities Act.

     5. Closing. The Closing shall occur at or before 5:00 p.m. on March 17, 1997, at the offices of Pacific Aerospace & Electronics, Inc. in Wenatchee, Washington. At Closing, the Purchaser shall deliver a cashier's check for the down payment and the Promissory Note to the Shareholder. Both parties shall execute a letter agreement containing the securities law representations and warranties contemplated in paragraph 4. Following execution and delivery of all documents and funds to the Shareholder, the certificates representing the Shares shall be delivered to the Purchaser and a certificate for One Hundred Fifty Thousand (150,000) shares in Shareholder's name shall be delivered to Shareholder. In the event Purchaser fails to close the transaction prior to 5:00 p.m. on March 17, 1997, this Agreement shall terminate and shall be of no further force or effect.

     6. Remedies. In the event of a breach of this Agreement by either party, the aggrieved party shall be entitled to seek all remedies available at law or in equity, including damages and/or specific enforcement of this Agreement.

     7. Venue; Choice of Law. Venue for any action brought in connection with this Agreement shall lie exclusively in Chelan County

Superior Court in Wenatchee, Washington, and the laws of the State of Washington shall apply.

     8. Attorneys' Fees. In the event either party must retain the services of an attorney to enforce the terms of this Agreement, the prevailing party shall be entitled to all court and accounting costs, together with reasonable attorneys' fees, whether incurred at trial, on appeal, or without resort to suit.

     9. Entire Agreement. This Agreement represents the entire agreement of the parties. Except for disclosures referenced in paragraph 2, there are no understandings or agreements except as expressly set forth herein and any exhibits referenced herein. No amendment to this Agreement shall be effective unless in writing and signed by both the parties.

     EXECUTED as of the date set forth above.

SHAREHOLDER:

/s/ Mark D. Hamilton                      /s/ Lori A. Hamilton
---------------------                     -----------------------
Mark D. Hamilton                          Lori A. Hamilton

PURCHASER:

/s/ Donald Wright                         /s/ Nick Gerde
---------------------                     -----------------------
Donald Wright                             Nick Gerde

/s/ Robert Smith                         /s/ Donald Cotton
---------------------                    -----------------------
Robert Smith                             Donald Cotton

/s/ Allen Dahl                           /s/ Roger Vallo
---------------------                    -----------------------
Allen Dahl                               Roger Vallo

                                                                  Exhibit 3
                          STOCK PURCHASE AGREEMENT

     THIS AGREEMENT ("Agreement") is entered into as of this 7th day of MARCH, 1997, by and between CHARLES D. DEJONG and KAREN A. DEJONG, husband and wife (the "Shareholder"), and DONALD WRIGHT, a married man, NICK GERDE, a married man, ROGER VALLO, a married man, DONALD COTTON, a married man, ROBERT SMITH, a married, and ALLEN DAHL, a married man (collectively, the "Purchaser"). The obligations of the individuals comprising the Purchaser hereunder are joint and several.

                                  Recitals

     A. The Shareholder is the owner of record of a total 2,134,375 shares of common stock of Jungle Street, Inc., a Utah corporation, the parent company of Televar Northwest, Inc., a Washington corporation (collectively, the "Company").

     B. The Shareholder has agreed to sell 1,984,375 of such shares (the "Shares") to the Purchaser, subject to the terms and conditions of this Agreement. The Shareholder shall retain ownership of One Hundred Fifty Thousand (150,000) shares of common stock in the Company.

                                  Agreement

     THEREFORE, in consideration of the foregoing and the following terms and conditions, the parties hereto agree as follows:

     1. Purchase Price. In consideration for such Shares, the Purchaser shall pay Thirty Five Thousand Dollars ($35,000) to the Shareholder. A nonrefundable earnest money payment of Five Thousand Dollars ($5,000) shall be paid upon delivery of a copy of this Agreement, signed by Shareholder, to Nick Gerde, a member of the purchasing group. The balance of Thirty Thousand Dollars ($30,000) shall be payable by Purchaser, jointly and severally, as follows: Purchaser shall make an additional payment of Five Thousand Dollars ($5,000) at Closing, as hereafter defined. The remaining balance of Twenty Five Thousand Dollars ($25,000) shall be evidenced by a non-interest bearing promissory note signed by the Purchaser, payable in full on or before June 1, 1997 (the "Promissory Note").

     2. Indemnity and Hold Harmless. As additional consideration for the Shares, the Purchaser hereby agrees, jointly and severally, to guarantee payment of, and/or to indemnify, defend, and hold the Shareholder harmless from and against, all financial obligations of the Company for which the Shareholder is a guarantor or otherwise has personal liability, including, without limitation, all state and federal taxes, equipment leases, promissory notes, trade payables, and stock purchase agreements reflected on the balance sheet of the Company as of Closing (the "Obligations"). The Shareholder hereby represents, to the best of his knowledge, that there are no Obligations other than those disclosed in SEC reports or the books and records of the Company. In the event legal counsel is required to defend Shareholder against collection of one or more of the Obligations, Purchaser agrees to retain counsel mutually acceptable to the parties and to pay for such defense through trial and any appeal.

     3. Mutual Release. The Shareholder and the Purchaser do hereby forever release and discharge each other from any and all claims, liabilities, and causes of action, both known and unknown, existing or hereafter arising, which result from or arise out of the parties' current or former relationship as shareholders, directors, officers, or employees of the Company; provided, however, that this release shall not extend to any breach of fiduciary duty in the future, any defamatory statements by either party regarding the other, any false or misleading employment references regarding Shareholder made by the Purchaser following the date of this Agreement, any breach of this Agreement by either party, or any failure to pay the Promissory Note when due. Each party hereby agrees to formally dismiss all actions, if any, that have been filed against the other party with any court or other governmental authority within five (5) business days of Closing and shall provide proof thereof to the other party.

     4. Representations and Warranties. The Shareholder represents and warrants that he is the owner of record of the Shares, that he possess all right, title and authority to sell and transfer the Shares to the Purchaser, and that the Shares will be transferred to Purchaser free and clear of all claims, liens or encumbrances of any kind whatsoever. At Closing, Purchaser and the Shareholder shall execute appropriate documentation containing the necessary representations and warranties so that the sale and transfer of the Shares to the Purchaser is exempt from registration under the federal securities laws in accordance with section 4(1) and 4(2) of the Securities Act of 1933, as amended, and under similar provisions of the Washington Securities Act.

     5. Closing. The Closing shall occur at or before 5:00 p.m. on March 17, 1997, at the offices of Pacific Aerospace & Electronics, Inc. in Wenatchee, Washington. At Closing, the Purchaser shall deliver a cashier's check for the down payment and the Promissory Note to the Shareholder. Both parties shall execute a letter agreement containing the securities law representations and warranties contemplated in paragraph 4. Following execution and delivery of all documents and funds to the Shareholder, the certificates representing the Shares shall be delivered to the Purchaser and a certificate for One Hundred Fifty Thousand (150,000) shares in Shareholder's name shall be delivered to Shareholder. In the event Purchaser fails to close the transaction prior to 5:00 p.m. on March 17, 1997, this Agreement shall terminate and shall be of no further force or effect.

     6. Remedies. In the event of a breach of this Agreement by either party, the aggrieved party shall be entitled to seek all remedies available at law or in equity, including damages and/or specific enforcement of this Agreemen t.

     7. Venue; Choice of Law. Venue for any action brought in connection with this Agreement shall lie exclusively in Chelan County Superior Court in Wenatchee, Washington, and the laws of the State of Washington shall apply.

     8. Attorneys' Fees. In the event either party must retain the services of an attorney to enforce the terms of this Agreement, the prevailing party shall be entitled to all court and accounting costs, together with reasonable attorneys' fees, whether incurred at trial, on appeal, or without resort to suit.

     9. Entire Agreement. This Agreement represents the entire agreement of the parties. Except for disclosures referenced in paragraph

2, there are no understandings or agreements except as expressly set forth herein and any exhibits referenced herein. No amendment to this Agreement shall be effective unless in writing and signed by both the parties.

     EXECUTED as of the date set forth above.

SHAREHOLDER:


/s/ Charles D. DeJong                     /s/ Karen A. DeJong
---------------------                     -----------------------
Charles D. DeJong                         Karen A. DeJong


PURCHASER:

/s/ Donald Wright                         /s/ Nick Gerde
---------------------                     -----------------------
Donald Wright                             Nick Gerde


/s/ Robert Smith                          /s/ Donald Cotton
---------------------                     -----------------------
Robert Smith                              Donald Cotton


/s/ Allen Dahl                            /s/ Roger Vallo
---------------------                     -----------------------
Allen Dahl                                Roger Vallo

                                                                 Exhibit 4

$25,000                                                       Wenatchee, WA

                              PROMISSORY NOTE


     FOR VALUE RECEIVED the undersigned, jointly and severally ("Maker"), promise to pay CHARLES D. DEJONG and KAREN A. DEJONG, husband and wife ("Holder"), or order, the principal sum of TWENTY FIVE THOUSAND DOLLARS ($25,000) on or before the 1st day of June, 1997. This Note shall not bear interest if paid in full when due. In the event of default, this Note shall bear a default interest rate of Twelve Percent (12%) per annum until paid in full.

     No right or obligation under this Note shall be deemed to have been waived unless evidenced by a writing signed by the party against whom the waiver is asserted, or by its duly authorized representative. Any waiver will be effective only with respect to the specific instance involved, and will not impair or limit the right of the waiving party to insist upon strict performance of the right or obligation in any other instance, in any other respect, or at any other time. Maker waives presentment, demand, protest, and notice of nonpayment and agrees to be bound as a principal and not as a surety. Maker may prepay this Note in whole or in part without penalty.

     If this Note is not paid when due, Maker shall pay a late charge, in addition to the default interest rate, equal to five percent (5%) of the delinquent amount. In the event of default, Holder shall have all rights available to it at law or in equity. If Holder must retain the services of an attorney to enforce the terms of this Note, Holder shall be entitled to all court and accounting costs, together with reasonable attorneys' fees, whether incurred at trial, on appeal, or without resort to suit.

     EXECUTED as of the 17th day of March, 1997.

MAKER:


/s/ Donald Wright                         /s/ Nick Gerde
-------------------------                 ---------------------------------
Donald Wright                             Nick Gerde


/s/ Robert Smith                          /s/ Donald Cotton
-------------------------                 ---------------------------------
Robert Smith                              Donald Cotton


/s/ Allen Dahl                            /s/ Roger Vallo
-------------------------                 ---------------------------------
Allen Dahl                                Roger Vallo

                                                                  Exhibit 5

$25,000                                                       Wenatchee, WA

                                PROMISSORY NOTE


     FOR VALUE RECEIVED the undersigned, jointly and severally ("Maker"), promise to pay MARK HAMILTON and LORI A. HAMILTON, husband and wife ("Holder"), or order, the principal sum of TWENTY FIVE THOUSAND DOLLARS ($25,000) on or before the 1st day of June, 1997. This Note shall not bear interest if paid in full when due. In the event of default, this Note shall bear a default interest rate of Twelve Percent (12%) per annum until paid in full.

     No right or obligation under this Note shall be deemed to have been waived unless evidenced by a writing signed by the party against whom the waiver is asserted, or by its duly authorized representative. Any waiver will be effective only with respect to the specific instance involved, and will not impair or limit the right of the waiving party to insist upon strict performance of the right or obligation in any other instance, in any other respect, or at any other time. Maker waives presentment, demand, protest, and notice of nonpayment and agrees to be bound as a principal and not as a surety. Maker may prepay this Note in whole or in part without penalty.

     If this Note is not paid when due, Maker shall pay a late charge, in addition to the default interest rate, equal to five percent (5%) of the delinquent amount. In the event of default, Holder shall have all rights available to it at law or in equity. If Holder must retain the services of an attorney to enforce the terms of this Note, Holder shall be entitled to all court and accounting costs, together with reasonable attorneys' fees, whether incurred at trial, on appeal, or without resort to suit.

     EXECUTED as of the 17th day of March, 1997.

MAKER:


/s/ Donald Wright                         /s/ Nick Gerde
-------------------------                 ---------------------------------
Donald Wright                             Nick Gerde


/s/ Robert Smith                          /s/ Donald Cotton
-------------------------                 ---------------------------------
Robert Smith                              Donald Cotton


/s/ Allen Dahl                            /s/ Roger Vallo
-------------------------                 ---------------------------------
Allen Dahl                                Roger Vallo

                                                                  Exhibit 6
                       RELEASE AND INDEMNITY AGREEMENT


     THIS AGREEMENT ("Agreement") is entered into as of this 17th day of March, 1997, by and between MARK D. HAMILTON, a married man (the "Former Employee"), and JUNGLE STREET, INC., a Utah corporation, and its wholly-owned subsidiary, TELEVAR NORTHWEST, INC., a Washington corporation (collectively, the "Company").

                                 Recitals

     The Former Employee was employed by the Company as its President until the date of his voluntary resignation on December 16, 1996. The Former
Employee and the Company have determined it is in their mutual best interest to resolve all outstanding claims between them. As partial consideration for his release of the Company, the Company has agreed to assume certain obligations of indemnity and defense on the Former Employee's behalf.

                                Agreement

     THEREFORE, in consideration of the foregoing and the following mutual covenants and conditions, the parties agree as follows:

     1. Mutual Release. The Former Employee and the Company do hereby forever release and discharge each other from any and all claims, liabilities, and causes of action, both known or unknown, existing or hereafter arising, resulting from or arising out of the parties' relationship as employer and employee, or as company and shareholder, director and officer; provided, however, that this release shall not extend to any future breach of fiduciary, any defamatory statements made by either party regarding the other following the date of this Agreement, a breach of this Agreement by either party, or failure to pay the Promissory Note when due. Each party hereby agrees to formally dismiss with prejudice any and all existing legal actions that have been filed against the other party with any court or other governmental authority within five (5) business days of execution of this Agreement. Upon delivery to the Company of the formal dismissal of the Former Employee's lawsuit against the Company, pending in Chelan County Superior Court, the Company shall immediately deliver to the Former Employee that certain promissory note, dated _______________, 1996, with an original principal balance of Twelve Thousand Dollars ($12,000), marked "paid in full."

     2. Settlement Payment. In settlement of all existing claims the Former Employee may have against the Company, and as additional consideration for the Former Employee's agreement to provide the release in paragraph 1, the Company shall pay to the Former Employee Twenty Five Thousand Dollars ($25,000), evidenced by an unsecured, non-interest bearing promissory note executed by the Company, payable in full on or before March 1, 1999 ("Promissory Note").

     3. Corporate Obligations. As further inducement to the Former Employee for his release, the Company agrees to pay promptly when due all financial obligations of the Company whatsoever to which the Former Employee is a guarantor or otherwise has personal liability, including, without limitation, all state and federal taxes, equipment leases, promissory notes (including the UTOC, AUGI/Seattle Online, and ComputerLand notes), trade payables and stock purchase agreements (the "Obligations"). The Company acknowledges that failure to pay the Obligations when due may damage the Former Employee's credit, resulting in consequential damages.

     4. Corporate Indemnity. The Former Employee hereby represents, to the best of his knowledge, that there are no potential claims, causes of action, or liabilities other than those orally disclosed to directors of the Company, or otherwise disclosed in SEC reports or the books and records of the Company, or as represented in the attached Exhibit A. With respect to all third party claims, causes of action, or liabilities which were incurred within the normal scope of the Former Employee's employment with the Company (the "Liabilities"), the Company shall indemnify, defend and hold the Former Employee harmless from and against all such Liabilities, existing or hereafter arising, to the maximum extent provided under RCW 23B, as amended.

      5. Obligation of Defense. In the event indemnity is required under paragraph 4, and legal counsel is required to defend the Former Employee against collection of one or more of the Obligations or Liabilities, Company agrees to retain counsel mutually acceptable to the parties and to pay for such defense through trial and any appeal.

      6. Remedies. In the event of a breach of this Agreement by either party, the aggrieved party shall be entitled to seek all remedies available at law or in equity, including damages and/or specific enforcement of this Agreement.

      7. Venue; Choice of Law. Venue for any action brought in connection with this Agreement shall lie exclusively in Chelan County Superior Court in Wenatchee, Washington, and the laws of the State of Washington shall apply.

      8. Attorneys' Fees. In the event either party must retain the services of an attorney to enforce the terms of this Agreement, the prevailing party shall be entitled to all court and accounting costs, together with reasonable attorneys' fees, whether incurred at trial, on appeal, or without resort to suit.

      9. Entire Agreement. This Agreement represents the entire agreement of the parties. Except for oral disclosures referenced in paragraph 4, there are no understandings or agreements except as expressly set forth herein and any exhibits referenced herein. No amendment to this Agreement shall be effective unless in writing and signed by both the parties.

      EXECUTED as of the date set forth above.

SHAREHOLDER:                                  COMPANY:

                                              Jungle Street, Inc.

/s/ Mark D. Hamilton                          /s/ Gregory K. Martin
-----------------------------             By: -----------------------------
Mark D. Hamilton                          Its President

                                              Televar Northwest, Inc.

                                             /s/ Gregory K. Martin
                                          By: -----------------------------
                                          Its President

                                                                  Exhibit 7
                         RELEASE AND INDEMNITY AGREEMENT

     THIS AGREEMENT ("Agreement") is entered into as of this 17th day of March, 1997, by and between CHARLES D. DEJONG, a married man (the "Former Employee"), and JUNGLE STREET, INC., a Utah corporation, and its wholly-owned subsidiary, TELEVAR NORTHWEST, INC., a Washington corporation (collectively, the "Company").

                                  Recitals

     The Former Employee was employed by the Company as its Chief Executive Officer until the date of his voluntary resignation on December 16, 1996. The Former Employee and the Company have determined it is in their mutual best interest to resolve all outstanding claims between them. As partial consideration for his release of the Company, the Company has agreed to assume certain obligations of indemnity and defense on the Former Employee's behalf.

                                 Agreement

     THEREFORE, in consideration of the foregoing and the following mutual covenants and conditions, the parties agree as follows:

      1. Mutual Release. The Former Employee and the Company do hereby forever release and discharge each other from any and all claims, liabilities, and causes of action, both known or unknown, existing or hereafter arising, resulting from or arising out of the parties' relationship as employer and employee, or as company and shareholder, director and officer; provided, however, that this release shall not extend to any future breach of fiduciary, any defamatory statements made by either party regarding the other following the date of this Agreement, a breach of this Agreement by either party, or failure to pay the Promissory Note when due. Each party hereby agrees to formally dismiss with prejudice any and all existing legal actions that have been filed against the other party with any court or other governmental authority within five (5) business days of execution of this Agreement.

     2. Settlement Payment. In settlement of all existing claims the Former Employee may have against the Company, and as additional consideration for the Former Employee's agreement to provide the release in paragraph 1, the Company shall pay to the Former Employee Twenty Five Thousand Dollars ($25,000), evidenced by an unsecured, non-interest bearing promissory note executed by the Company, payable in full on or before March 1, 1999 ("Promissory Note").

     3. Corporate Obligations. As further inducement to the Former Employee for his release, the Company agrees to pay promptly when due all financial obligations of the Company whatsoever to which the Former Employee is a guarantor or otherwise has personal liability, including, without limitation, all state and federal taxes, equipment leases, promissory notes (including the UTOC, AUGI/Seattle Online, and ComputerLand notes), trade payables and stock purchase agreements (the "Obligations"). The Company acknowledges that failure to pay the Obligations when due may damage the Former Employee's credit, resulting in consequential damages.

     4. Corporate Indemnity. The Former Employee hereby represents, to the best of his knowledge, that there are no potential claims, causes of

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
action, or liabilities other than those orally disclosed to directors of the Company, or otherwise disclosed in SEC reports or the books and records of the Company, or as represented in the attached Exhibit A. With respect to all third party claims, causes of action, or liabilities which were incurred within the normal scope of the Former Employee's employment with the Company (the "Liabilities"), the Company shall indemnify, defend and hold the Former Employee harmless from and against all such Liabilities, existing or hereafter arising, to the maximum extent provided under RCW 23B, as amended.

     5. Obligation of Defense. In the event indemnity is required under paragraph 4, and legal counsel is required to defend the Former Employee against collection of one or more of the Obligations or Liabilities, Company agrees to retain counsel mutually acceptable to the parties and to pay for such defense through trial and any appeal.

     6. Remedies. In the event of a breach of this Agreement by either party, the aggrieved party shall be entitled to seek all remedies available at law or in equity, including damages and/or specific enforcement of this Agreement.

     7. Venue; Choice of Law. Venue for any action brought in connection with this Agreement shall lie exclusively in Chelan County Superior Court in Wenatchee, Washington, and the laws of the State of Washington shall apply.

     8. Attorneys' Fees. In the event either party must retain the services of an attorney to enforce the terms of this Agreement, the prevailing party shall be entitled to all court and accounting costs, together with reasonable attorneys' fees, whether incurred at trial, on appeal, or without resort to suit.

      9. Entire Agreement. This Agreement represents the entire agreement of the parties. Except for oral disclosures referenced in paragraph 4, there are no understandings or agreements except as expressly set forth herein and any exhibits referenced herein. No amendment to this Agreement shall be effective unless in writing and signed by both the parties.

     EXECUTED as of the date set forth above.

SHAREHOLDER:                                    COMPANY:

                                                Jungle Street, Inc.


/s/ Charles D. DeJong                           /s/ Gregory K. Martin
-----------------------------             By: -----------------------------
Charles D. DeJong                         Its President


                                                Televar Northwest, Inc.


                                                /s/ Gregory K. Martin
                                          By: -----------------------------
                                          Its President

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